

Delma Lester

Experience

O&D Rentals – IL- CFO/ Director **03/1972 – Present**

Lester Construction – IL- Director

Lester Custom Cabinets – IL- Director

- 48 years of real estate management and development experience.
- 30 years of construction and project management experience.
- Decades of successful experience with financial planning and investment strategy.
- Oversees personnel recruitment, training, and management.